# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

TransCrypt Solutions Inc.
38184 Guava Drive
Newark, CA 94560
www.transcrypts.com

Up to $966,704.97 in Common Stock at $1.23
Minimum Target Amount: $9,999.90

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** TransCrypt Solutions Inc.
**Address:** 38184 Guava Drive, Newark, CA 94560
**State of Incorporation:** DE
**Date Incorporated:** September 22, 2020

## Terms:

**Equity**

**Offering Minimum:** $9,999.90 | 8,130 shares of Common Stock
**Offering Maximum:** $966,704.97 | 785,939 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $1.23
**Minimum Investment Amount (per investor):** $249.69

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time Based</u>

Friends and Family Early Bird - Invest in the first 96 hours, and recieve 15% bonus shares

Super Early Bird - Invest in the next 96 hours, and recieve 10% bonus shares

Early Bird - Invest in the next 7 days, and recieve 5% bonus shares

<u>Amount Based</u>

Tier 1 perk - ($750) - Full year off of Our B2C File Storage Product

Tier 2 perk - ($1,000) - Full year off of Our B2C File Storage Product + 5% bonus shares

Tier 3 perk - ($2,500) - Full year off of Our B2C File Storage Product +5% bonus shares

Tier 4 perk - ($5,000) - Full year off of Our B2C File Storage Product + 10% bonus shares

Tier 5 perk - ($10,000) - Full year off of Our B2C File Storage Product +15% shares

Tier 6 perk - ($25,000) - Full year off of Our B2C File Storage Product + 25% Bonus Shares

**All perks occur when the offering is completed.*

<u>StartEngine OWNer's Bonus</u>

Transcrypts will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

*Voting Proxy*

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## The Company and its Business

*Company Overview*

Verifying information is a painstaking process that is expensive, time consuming, and prone to error. Powered by our patent-pending blockchain solution, TransCrypts gives users ownership over their own verified information all while automating the process for organizations saving them billions in unnecessary friction. We charge organizations a subscription to use our platform to automate the issuance of their verification documents to the individuals they represent. We are also adding a B2C file storage element come Q1 of 2022.

We currently hold one patent with the USPTO and are pursuing the application of this patent internationally in the United Kingdom, Canada and the European Union. We are also in the process of preparing two additional patents for filing in the coming month.

*Competitors and Industry*

TransCrypts is located in the general information verification space and has overlap into digital file storage. Our platform couples both of these industries together Existing verification providers such as Equifax and HireRight are some of the largest employment and income verification providers in the country, and are our primary legacy competitors. In the startup space, our primary competitor, is Aversafe based in Vietnam that is also coming up with a blockchain based solution for credential verification but their market is limited solely to Southeast Asia. From a file storage perspective our legacy compeitors are Dropbox and Google Drive and new and upcoming decentralized storage providers like Filecoin

*Current Stage and Roadmap*

Our income/employment verification product is in open beta, and based on the LOIs we have signed we project revenue from this product to by late Q4 this year or Q1 next year.

We are also building a B2C file storage add on to our existing platform. This product is still early in the development process, and are expecting it to go into beta in November, with a full release slated for January of 2022.

We are currently also exploring creating new verification products for other industires. However due to IP disclosure constraints are restricted in what we can publically say about these new products at this time.

## The Team

### Officers and Directors

**Name:** Zain Zaidi

Zain Zaidi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Executive Officer
  **Dates of Service:** September 22, 2020 - Present
  **Responsibilities:** To lead the day to day management of the company, and to serve as the highest-ranking officer of the company. Zain's responsibility as President of Board include leading board meetings and help the board meet its responsibilities to the shareholder it represents. Zain works 80 hours a week at TransCrypts and does not receive a salary.

- **Position:** President of The Board of Directors
  **Dates of Service:** September 22, 2020 - Present
  **Responsibilities:** Zain's responsibility as President of Board include leading board meetings and help the board meet its responsibilities to the shareholder it represents.

Other business experience in the past three years:

- **Employer:** J.P Morgan Chase
  **Title:** Investment Banking Intern
  **Dates of Service:** May 01, 2018 - September 01, 2019
  **Responsibilities:** Responsibilities and Duties • Conduct market research and building discounted cash flow model • Preparing in-depth valuations and other financial analysis • Calculate financial metrics, assisting with the annual business plan and budgeting process • Construct financial statements in Excel, and preparing M&A reports • Underwrite models to reflect asset performance and changes in the market environment • Critical analysis of financials and business data • Communicate financial patterns, insights and discrepancies

**Name:** Ali Zaheer

Ali Zaheer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Chief Technology Officer
  **Dates of Service:** September 22, 2020 - Present
  **Responsibilities:** To lead the technical aspects of TransCrypts and to serve as point of authority on everything technology & development at TransCrypts. Ali works 60 hours a week at TransCrypts and does not receive a salary

- **Position:** Board Member
  **Dates of Service:** September 22, 2020 - Present
  **Responsibilities:** To represent the shareholders of TransCrypts in the overall governance of the company. Ali works 60 hours a week at TransCrypts and does not take a salary

**Name:** Najaf Hashim

Najaf Hashim's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member (Secretary)
  **Dates of Service:** September 22, 2020 - Present
  **Responsibilities:** To serve and represent the shareholders of the company in the

governance of the Company. To also record the minutes of board meetings. Najaf works part time at TransCrypts and works 5 hours a week, with no salary

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company based on private - market demand for its stock. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the

benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the information verification industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with Voting Rights*

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the “CEO”), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

*You are trusting that management will make the best decision for the company*
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.*
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
TransCrypt Solutions Inc was formed on September 22nd, 2020 Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its

growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. TransCrypt Solutions Inc has incurred a net loss and has had limited revenues generated since inception. While we aim to be profitable in a reasonable timeframe, there is no assurance that we will be profitable or generate sufficient revenues to pay dividends to the holders of the shares in the near future

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that our various products are a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*We have existing patents that we might not be able to protect properly*
One of the Company's most valuable assets is its intellectual property. The Company's owns 1 USPTO patent currently and may be applying for more. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

*We have pending patent approval's that might be vulnerable*
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

*Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

*The Company is vulnerable to hackers and cyber-attacks*

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on TransCrypt Solutions Incor in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on TransCrypt Solutions Inc could harm our reputation and materially negatively impact our financial condition and business.

*Blockchain Early Adoption Risk*

Blockchain is still a very new technology. There is a risk that the adoption of the technology may take longer than anticipated thus slowing down anticipated growth. Furthermore, the development of the technology is difficult given its new nature.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Zain Zaidi | 5,500,000 | Common Stock | 67.5 |
| Ali Zaheer | 2,500,000 | Common Stock | 30.7 |

## The Company's Securities

The Company has authorized Common Stock, and Wefunder SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 785,939 of Common Stock.

***Common Stock***

The amount of security authorized is 10,000,000 with a total of 8,150,000 outstanding.

*Voting Rights*

Subject to the Articles of Incorporation, each Shareholder will be entitled to one vote for each share of stock held by that Shareholder

*Material Rights*

**Voting Proxy**

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Wefunder SAFEs*

The security will convert into Common stock and the terms of the Wefunder SAFEs are outlined below:

**Amount outstanding:** $101,694.00
**Maturity Date:** November 01, 2021
**Interest Rate:** 0.0%
**Discount Rate:** 0.0%
**Valuation Cap:** $8,000,000.00
**Conversion Trigger:** Converts upon acquisition or a priced round. Will trigger once Startengine priced round goes live

*Material Rights*

There are no material rights associated with Wefunder SAFEs.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

### Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  **Final amount sold:** $101,694.00
  **Use of proceeds:** Grow the company and fund our growth
  **Date:** September 24, 2021
  **Offering exemption relied upon:** Regulation CF

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.15
  **Number of Securities Sold:** 150,000
  **Use of proceeds:** Onboard advisors
  **Date:** September 10, 2020
  **Offering exemption relied upon:** Rule 701

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $8.00
  **Number of Securities Sold:** 8,000,000
  **Use of proceeds:** Founder compensation
  **Date:** January 23, 2021
  **Offering exemption relied upon:** Rule 701

## Financial Condition and Results of Operations

### Financial Condition

***You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-***

*looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

After our successful Wefunder raise our business can operate until August 2022, without revenue generation

**Foreseeable major expenses based on projections:**

We estimate that R&D, Admin, Legal, Accounting, Advertisment/Marketing, New Hires, Fundraising Related Expenditure, & Security Certifications to be major expenses going ahead

**Future operational challenges:**

We anticipate the adoption of blockchain technology by both consumers and businesses to be a significant operational challenge in the near future. Due its recent maturation as a technology many individuals and institutions are still quite unfamiliar with the technology and may be hesitant in adopting it.

**Future challenges related to capital resources:**

Due to the company's current reliance on fundraising to cover expenditure, a potential challenge that may occur in the future is a market where fundraising proves to be more challenging. Thus, hindering our ability to raise funds and allocate those funds

Another potential situation is not being able to fulfill our LOIs and thus not meeting our revenue projections.

**Future milestones and events:**

Launching our B2C product will open up a massive customer base for our company and is something that is much easier to scale compared to a B2B product.

Finishing our security certifications will allow us to tap into a much larger audience for our B2B business thus greatly increasing our revenue.

Closing out on our Seed Round of funding will help us get the funds we need to greatly speed up the timeline on many of our internal milestones and give us the financial stability to reach profitability.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand,**

**existing lines of credit, shareholder loans, etc...)**

As of right now we have 61,000 dollars on cash in our corporate bank accounts. We have no lines of credit available to us at the moment, and have repaid any shareholder loans that the company owned. Shareholder's have expressed their desire to loan the company more money if needed to the tune of 30,000 dollars.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

The funds of this campaign will definetly help us grow faster but are not critical to our company operations. Aside from the money we have already raised there are a few other institutional investors interested in making sizable investments in the company.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

No they are not. The company will be in a good place financially with or without the funds from this campaign

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

Based on our current burn rate of around 6,000 dollars a month we estimate that we can stay afloat for around 12 months once we raise our minimum. This is with the assumption that our expenses do not scale as we grow.

**How long will you be able to operate the company if you raise your maximum funding goal?**

We estimate that if we hit our max we can stay affloat for 28 months. By then our company should have default-alive and could stay viable without any external funding. Furthermore, this estimate is based on a scaling of our expesnses

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

We have some institutional investors highly interested in participating in our seed round. In the future we do anticipate raising a Series A once we break 1M in ARR so that will be a source of future capital.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

## Valuation

**Pre-Money Valuation:** $10,024,500.00

**Valuation Details:**

*The pre-money valuation was made assuming that all outstanding options, warrants, and other securities with a right to acquire shares are <u>not</u> exercised.*

*This pre-money valuation was calculated internally without a formal third party evaluation.*

We believe two reasons justify our current valuation.

1. Our previous equity crowdfunding campagin was oversubscribed at a valuation cap of 8 million dollars on our SAFE notes. Given that this raise was oversubscribed in just a month, we believe this shows that the market clearly viewed the fair market value of our company to be at least 8 million dollars.

2. Our company has received significant traction since the launch of that round and our company has progressed since then. Some of the advances in company traction include (i) our founder, Zain Zaidi, being named one of the top founders under 25 by the Silicon Valley Business Journal, (ii) growth in the number of users(saw the addition of 14 more companies which represents a 51% increase in our user count) in our B2B platform and (iii) and the launch of our B2C product.

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.90 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  10.0%
  Marketing will be driven through LinkedIn & Google Ads for our B2B product, and more consumer facing media platforms for our B2C.
- *Research & Development*
  35.0%

Funds will be used to develop, test, and roll out new features across the TransCrypts platform

- *Company Employment*
  45.0%
  Growing out our enterprise sales team is a must for us to continue to grow. Proceeds we be used to cover onboarding cost of a new

- *Operations*
  6.5%
  Cover day to day operations of TransCrypts

If we raise the over allotment amount of $966,704.97, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  15.0%
  To fund the legal, accounting, and day to day operations of running TransCrypts. We anticipate this funding to cover over at least 18 months of operations

- *Research & Development*
  35.0%
  Continue to add new features to TransCrypts and roll out a mobile app on Android and IOS. Also included is any necessary security certifications our platform may need(such as getting & maintaining a SOC-2)

- *Company Employment*
  40.0%
  Growing out our enterprise sales team is a must for us to continue to grow TransCrypts. We will also need some basic customer support reps especially as we move into the B2C space. Depending on need, maybe a possible expansion of the engineering team

- *Marketing*
  6.5%
  Marketing of TransCrypts B2B product across LinkedIn and targeted Google Ads. Marketing of TransCrypts B2C product across consumer facing media platforms & potentially partnering with tech influencers to promote our product & brand

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.transcrypts.com (www.transcrypts.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/transcrypts

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR TransCrypt Solutions Inc.

*[See attached]*

TRANSCRYPT SOLUTIONS, INC.

Financial Statements For The Period September 22, 2020 to December 31, 2020

TOGETHER WITH INDEPENDENT ACCOUNTANT REVIEW REPORT

TABLE OF CONTENTS

NAPER CPA GROUP

924 W. 75th Street
Suite 120 - 189
Naperville, IL 60565
+1 (815) 348-2421
omar@napercpa.com

# INDEPENDENT ACCOUNTANT REVIEW REPORT

To the Management of TRANSCRYPT SOLUTIONS, INC.

We have reviewed the accompanying consolidated financial statements of TRANSCRYPT SOLUTIONS, INC. ("The Company"), which comprise the Balance Sheet as of December 31, 2020, and the related Profit & Loss Statement, Statement of Shareholders' Equity, and Statement of Cashflows for the period September 22, 2020 to December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Consolidated Financial Statements**
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America (US GAAP); this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Omar Alnuaimi, CPA

Naperville, IL
June 10, 2021

**TRANSCRYPT SOLUTIONS, INC.**
**PROFIT & LOSS STATEMENT**
**FOR THE PERIOD SEPTEMBER 22, 2020 TO DECEMBER 31, 2020**

| | |
|---|---|
| **Revenue** | |
| Revenue | $ - |
| Total Revenue | - |
| **Cost of Sales** | - |
| **Gross Profit** | - |
| | |
| **Operating Expense** | |
| Computer & Software Expense | 59 |
| Filing Fees | 109 |
| Misc. Expense | 84 |
| Total Operating Expenses | 252 |
| | |
| **Net Income From Operations** | (252) |
| | |
| **Other Income (Expense)** | |
| Total Other Income (Expense) | - |
| | |
| **Net Income Before Provision for Income Tax** | (252) |
| | |
| **Provision for Income Taxes** | - |
| | |
| **Net Income (Loss)** | $ (252) |

**TRANSCRYPT SOLUTIONS, INC.**
**BALANCE SHEET**
**AS OF DECEMBER 31, 2020**

| | |
|---|---|
| **ASSETS** | |
| **CURRENT ASSETS** | |
| Cash | $ - |
| TOTAL CURRENT ASSETS | - |
| **NON-CURRENT ASSETS** | |
| Capitalized Software | 1,154 |
| TOTAL NON-CURRENT ASSETS | 1,154 |
| TOTAL ASSETS | 1,154 |
| **LIABILITIES AND OWNER'S EQUITY** | |
| **CURRENT LIABILITIES** | |
| Due to Shareholders | 1,398 |
| TOTAL CURRENT LIABILITIES | 1,398 |
| **NON-CURRENT LIABILITIES** | |
| TOTAL NON-CURRENT LIABILITIES | - |
| TOTAL LIABILITIES | 1,398 |
| **OWNER'S EQUITY** | |
| Common Stock (8M shares outstanding, par $0.000001) | 8 |
| Retained Earnings (Deficit) | - |
| Net Income (Loss) | (252) |
| TOTAL SHAREHOLDERS' EQUITY | (244) |
| TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY | $1,154 |

**TRANSCRYPT SOLUTIONS, INC.**
**STATEMENT OF CASHFLOWS**
**FOR THE PERIOD SEPTEMBER 22, 2020 TO DECEMBER 31, 2020**

| | |
|---|---|
| **OPERATING ACTIVITIES** | |
| Net Income | $ (252) |
| Non-Cash Adjustments | - |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | (252) |
| **INVESTING ACTIVITIES** | |
| Capitalized Software | (1,154) |
| NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES | (1,154) |
| **FINANCING ACTIVITIES** | |
| Owner's Contribution (net) | 8 |
| Due to Shareholders | 1,398 |
| NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES | 1,406 |
| NET INCREASE (DECREASE) IN CASH | - |
| CASH AT BEGINNING OF PERIOD | - |
| CASH AT END OF PERIOD | $ - |

**TRANSCRYPT SOLUTIONS, INC.**
**STATEMENT OF SHAREHOLDERS' EQUITY**
**AS OF DECEMBER 31, 2020**

| | Opening Equity Balance | Yearly Changes | Total |
|---|---|---|---|
| **Balance, September 22, 2020** | $ - | $ - | $ - |
| Net Income for the period ending December 31, 2020 | - | (252) | (252) |
| Equity Contributions (Distributions) | - | 8 | 8 |
| **Balance, December 31, 2020** | **$ -** | **$ (244)** | **$ (244)** |

## NOTE A – ORGANIZATION AND NATURE OF ACTIVITIES

TRANSCRYPT SOLUTIONS, INC. ("The Company") is a Delaware Corporation incorporated on September 22, 2020. The Company is a 'SaaS' (software as a service) organization and provides a platform tool for customers to be utilized by their human resource departments to automate the issuance of employment and income verification documents.

## NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). As a result, the Company records revenue when earned and expenses when incurred. The Company has adopted the calendar year as its basis of reporting.

### Use of Estimates

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosures of contingent assets and liabilities and other items, as well as the reported revenues and expenses. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and any cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Any unshipped orders are recorded as deferred revenues.

**NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)**

Capitalized Software

This balance represents the expenditures relating to the application development phase (Design, coding, hardware installation, testing, etc.) of the software The Company intends to provide access to / host the software through the internet (i.e., software as a service (SAAS) to customers).

The Company accounts for these expenditures in accordance with FASB ASC 350-40 "Internal-Use Software". As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage.

The capitalization and ongoing assessment of recoverability of development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological and economic feasibility, and estimated economic life. As of December 31, 2020, assessment of recoverability of development costs has resulted in no impairment related write-off/expense.

Income Taxes

The Company applies ASC 740 Income Taxes (“ASC 740”). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management’s uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

Commitments and Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of December 31, 2020, the Company has not reported any lawsuit or known plans of litigation by or against the Company.

**NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)**

Loans Due to Shareholders

Balance includes company expenses paid on behalf of The Company by Shareholders as well as cash loans made to The Company by Shareholders. In both instances, the agreement dictates a 0% interest rate and repayment will commence upon the generation of positive cashflows within the next 12-24 months.

**NOTE C – EQUITY**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000), $0.000001 par value per share. As of December 31, 2020, 8,000,000 shares have been issued and are outstanding.

**NOTE D – CONCENTRATIONS OF RISK**

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and any cash equivalents with a limited number of high-quality financial institutions and do not exceed the amount of insurance provided on such deposits.

**NOTE E – SUBSEQUENT EVENTS**

Loans Due to Shareholders

In March 2021, a Company Shareholder loaned The Company $22,000 for general operating expenses. The loan is unsecured, dictates a 0% interest rate and repayment will commence once The Company begins generating positive cashflows from operations.

Management's Evaluation

Management has evaluated subsequent events through June 10, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

*[See attached]*

# Transcrypts

Streamlined & transparent background verification for financial & employm...


Cheaper
Faster
Transparent
Background Checks
Using Blockchain

Website | Newark, CA | SOFTWARE & SERVICES

TransCrypts streamlines the verification process for employers while giving employees complete control over their own sensitive data and identity information, including how and where they want to share their information. Our B2B platform is slated to exit beta testing come December of 2021, while our B2C product is currently in development and slated for a full-release Q1 of next year.

**$0.00** raised

$101,694 previously crowdfunded

| | |
|---|---|
| 0<br>Investors | $10M<br>Valuation |
| $1.23<br>Price per Share | $249.69<br>Min. Investment |
| Common<br>Shares Offered | Equity<br>Offering Type |
| $967K<br>Offering Max | Reg CF<br>Offering |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Established In Market - Zoom, Urban Outfitters, Spirit Airlines, and 45 other companies are in beta testing with us and we have signed LOIs valued at over $535K dollars in annual recurring revenue
- Proven Team & Partners - We are led by a team with prior experience in the blockchain space, and we currently hold a partnership with ADP, the largest HR software provider in the world
- Protected IP - We have our own patented blockchain technology with licensing potential, and our patents are currently being extended internationally to include all major countries

OVERVIEW

## Finally, an alternative to the dreaded background check

It's time to revolutionize how digital documents are verified, starting with the background check. Verifying information is expensive, time-consuming, and prone to human error. TransCrypts is a patent-pending blockchain solution platform that gives employees ownership over their own verified information while automating the process for employers–– saving them from unnecessary friction.

TransCrypts possesses first-mover advantage in the digital document blockchain space. We're targeting companies with 40+ employees, which offers abundant potential for short-term and long-term market growth. 45 companies have already joined our platform in beta testing and over 10,000 people have joined the waitlist for our soon-to-be-released B2C IPFS based document storage product.



Ranked Top 5
Startups in the entire West Coast by Pioneer
45+
Companies beta testing
Patented
Blockchain tech with over 26 areas of protection
10,000+
People on waitlist


Our B2B product is currently in the open beta phase. We are utilizing this time to allow companies to get comfortable with the platform and obtain feedback. In November, we plan to exit the open beta phase and start charging customers. Our B2C product is currently in development and will be released as an add-on early next year.



Official Partner
ADP, largest HR software company in the world
Winner
Silicon Valley Business Plan Competition
One of the most prestigious business competitions in the world


SOURCE

THE PROBLEM

## HR is losing $4.5 billion annually just to verify employee information

We estimate that every year, HR departments spend 150 million hours verifying new employee information. That translates to $4.5 billion in excess labor costs to employers.



$4.5 Billion
150 Million
Hours
**Is wasted** in excess labor costs & time each year due to HR verification work


*The above statistics are estimates made by the company based on public statistics and internal research.*

Where does all the time and money go?

The short answer is phone calls and emails. A lot of them.

HR departments are constantly providing information about their current or past employees to background check companies, lenders, and government organizations who request it.

To save time and potential liability, some companies choose to outsource this responsibility to third-party companies, like Equifax and HireRight. This shortcut quickly poses two additional organizational threats: expensive labor costs and data privacy and security issues. Despite these inefficiencies, there has been little to no innovation in the market in the past decade.



Outsourcing causes
Data Privacy & Security Issues


THE SOLUTION

## Fully automated, secure issuance of verification forms

TransCrypts' patent-pending process fully automates the employment and income verification process, saving an immense amount of time and, as a result, greatly reduces costs for HR departments and teams. They won't need to manually respond to verification requests, eliminating any compliance-related headaches. We are a solution on the market that makes a huge difference in the lives of HR professionals and organizations alike. We believe organizations will benefit from instantaneous verification, freeing up their time to handle other important business matters. Likewise, individuals will reap the benefits of this program as it will allow them to have more control over their own information.

TransCrypts only takes 15 minutes to set up and the process contains four simple steps. On our intuitive platform, employers and employees can seamlessly complete verifications. Through our blockchain technology, all documents are verifiable, which gives users full control of their own data and choice on who they share it with.

By using the **Blockchain**, our patent pending process allows us to **automate employment verification**



Integrate
With existing databases
Issue
Verified documents
Verify
Documents using blockchain
Share
Documents with a 3rd party


There's a fundamental difference between us and our competitors: we do not believe in owning anyone's data.

To avoid this, we decentralize the storage of user data via IPFS (Interplanetary File Sharing System). We store documents by breaking them up into thousands of very tiny "pieces," and store these across thousands of computers. In doing this we ensure that, even in the case of a cybersecurity attack, those with unauthorized access will not be able to view the entire document--making it nearly impossible for hackers to gain access to sensitive information. Our legacy competitors Equifax and HireRight, were the target of two of the largest data breaches in U.S. history as a result of their centrally-stored data.

In addition, our competitors are slower and more expensive. Our users receive verification instantly, rather than having to wait several days. We offer three pricing tiers, based on the number of employees, and all three offer a more affordable price than our current competitors.

## Verification Providers Today

TransCrypts is **safer, cheaper & faster**

| | EQUIFAX | HIRE RIGHT | TransCrypts |
|---|---|---|---|
| **Time** | Same Day | 2-4 Days | Instant |
| **Price** | $49.99/doc /employee | $49.99/doc /employee | $36/year/ employee |
| **Security** | Victim of largest hack in US history | Largest hack on gov't personnel data | Blockchain network + IPFS = privacy & security |

THE MARKET

## A $2.7 billion total addressable market, with multi-industry potential

The global background check industry was valued at $100 billion in 2018. As of 2018 it was growing at 12% every year, representing an immense growth opportunity within this vertical.

TransCrypts is targeting companies with 40+ employees–– which is the typical employee count when a company's HR starts devoting a substantial amount of time to verification issuance. Based on data from the U.S Bureau of Labor Statistics, 76 million employees are working in companies of that size. If you multiply that number by our lowest B2B subscription plan, the total addressable market (TAM) is $2.7 billion annually.


$36/YR * 76M
Per employee
Employees in mid/large companies
$2.7 Billion
Annual TAM

Our patented blockchain technology and model can be scaled beyond employment or financial verification to include document verification in the medical, financial, legal, governmental, and educational industries.

By 2024, the global blockchain-as-a-service market is expected to reach approximately USD $30.59 billion. That's a growth rate of 85.09% annually (CAGR) between 2018 and 2024. The technology that brings our product to life is extremely valuable and fast-growing. As a company looking to improve the verification issuance process, we believe we can take advantage of the growing need for precise and cost-effective verification services. We are well-positioned to capitalize on the growth and industry-wide interest in blockchain technology and to fulfill the growing demand for precise and cost-effective verification services within the HR vertical.


TransCrypts Is At The Center Of Two Gigantic Markets
$100B
Global Background Check Industry
$30.6B
Global Blockchain As A Service Market, 2024

We have a sizable initial market to serve, and an impressive potential for multi-industry expansion. We're confident in our ability to corner the market across all verticals to unlock tremendous value for our shareholders.

OUR TRACTION

## The 2021 Silicon Valley Business Plan Competition winner, with 40% month over month user growth

In just the open beta phase of our B2B product and the development process of our B2C product, we have gained significant ground.

- Developed a fully working Minimal Viable Product
- Patent and trademark filed in the U.S. and currently filing internationally
- Ranked as **Top 5 Startup** by Pioneer in Feb of 2021
- 1st place winner of the 2021 Silicon Valley Business Plan Competition
- Raised over $123 thousand on Wefunder in August 2021
- Beta testing with 45 companies (40% month over month user growth since the launch of open beta in January 2021), including Zoom, Urban Outfitters, and Spirit Airlines, with signed LOIs valued at over $535 thousand in annual recurring revenue
- More than 10,000 people currently on the waitlist for our B2C IPFS based document storage product

WHY INVEST

## It's time for document verification and personal data revolutions

TransCrypts is in the business of empowerment for both employers and employees. We believe every single person in the world should be able to privately and securely store their verified documents and share those documents with third-party organizations whenever they see fit. We also want to create a platform where third-party organizations can verify the documents instantaneously.

**When It Comes To Your Data**

**Everyone Deserves Privacy**

In the near future, we envision TransCrypts as the ultimate solution for storing, sharing, and verifying personal information.

Take part in the disruptive potential our solution through blockchain offers. This is your chance to support a company that is redefining the space through the lens of privacy, security, and accessibility. Join us!

## In the Press

SHOW MORE

## Meet Our Team



### Zain Zaidi

Founder & Chief Executive Officer

*Zain has been featured as an Under 25 entrepreneur by the Silicon Valley Business Journal. He has featured on publications such as MarketWatch, and local affiliate channels of Fox News, and CNBC.Zain holds a degree in electrical engineering from San Jose State University and created TransCrypts in his final year of college to bring the archaic process of information verification into the 21st century.*



### Ali Zaheer

Founder & Chief Technology Officer

*Ali has been a blockchain developer for the past 10 years. Through his company MAH Consultancy, Ali has worked on hundreds of blockchain projects including Ethereum & Hyperledger. Following MAH acquistion by Teller in 2017, Ali went onto lay the foundation of what became TransCrypts*



**Ahmed Banafa**

Blockchain Strategic Advisor

*As a professor at Stanford University, Ahmed is one of the pioneers of blockchain technology. He is an award winning researcher with over 100 publications, who has also been a featured tech speaker on ABC, NBC, CBS, CNN, FOX,& the BBC.*



**Najaf Hashim**

Board Member

*Najaf currently serves as the secretary of the board of directors at TransCrypts*

## Offering Summary

| | |
|---|---|
| **Company** | TransCrypt Solutions Inc. |
| **Corporate Address** | 38184 Guava Drive, Newark, CA 94560 |
| **Offering Minimum** | $9,999.90 |
| **Offering Maximum** | $966,704.97 |
| **Minimum Investment Amount (per investor)** | $249.69 |

## Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 8,130 |
| **Maximum Number of Shares Offered** | 785,939 |
| **Price per Share** | $1.23 |
| **Pre-Money Valuation** | $10,024,500.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Time Based**

Friends and Family Early Bird - Invest in the first 96 hours, and recieve 15% bonus shares

Super Early Bird - Invest in the next 96 hours, and recieve 10% bonus shares

Early Bird - Invest in the next 7 days, and recieve 5% bonus shares

**Amount Based**

Tier 1 perk - ($750) - Full year off of Our B2C File Storage Product

Tier 2 perk - ($1,000) - Full year off of Our B2C File Storage Product + 5% bonus shares

Tier 3 perk - ($2,500) - Full year off of Our B2C File Storage Product +5% bonus shares

Tier 4 perk - ($5,000) - Full year off of Our B2C File Storage Product + 10% bonus shares

Tier 5 perk - ($10,000) - Full year off of Our B2C File Storage Product +15% shares

Tier 6 perk - ($25,000) - Full year off of Our B2C File Storage Product + 25% Bonus Shares

**All perks occur when the offering is completed.*

**StartEngine OWNer's Bonus**

Transcrypts will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.23 / share, you will receive 10 additional shares of Common Stock, meaning you'll own 110 shares for $123. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

***Voting Proxy***

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Transcrypts to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

**EXHIBIT D TO FORM C**

**VIDEO TRANSCRIPT**

hi i'm zain founder of transcrypts we

are a silicon valley-based startup

with pilots from fortune 500 companies

like zoom

spirit airlines and urban outfitters at

transcripts we're using the blockchain

to completely rethink digital

documentation

right now anyone can photoshop a

counterfeit document in just a few

minutes in a post code world that is

increasingly becoming more digitized

the need for non-alterable digital

documents that could be easily

authenticated

has never been greater our patent pending

blockchain solution allows us to create

immutable digital documents that can be

verified

in seconds and by encrypting all of our

data

and storing that decentrally through

ipfs we've accomplished industry-leading

security

and privacy standards that has won us

the gold event ice security award

this past year our first product is a

tool for human resource departments to

automate the issuance of employment and

income verification documents

and has been a huge hit since it went

into open beta this past january

with an average month-over-month user

growth of 40

the way our software works is that it

automatically issues verification

documents directly to the employee

from the employer's hr database the

employee can then directly share this

document with any third party like a

background check company

lender future employer or government

organization

of course these third-party

organizations can verify the integrity

of these documents by using the

blockchain transaction history

which creates an auditable trail and

makes these documents immutable

our software benefits our hr clientele

by saving them time

money and compliance-related headaches

and manually verifying

income and employment related

information at the same time we are also

giving employees access and control

over the income and employment history

we offer our solution

as its tiered subscription model to

companies based on their head count

and with a total addressable market of

2.7 billion dollars annually just the

united states of america

there's plenty of room for growth in

this vertical with over 30 companies as

beta users

and as a 2021 winners of the silicon

valley business plan competition

we are primed to revolutionize the

verification and background check

industry

as more and more companies adopt

transcripts we are ushering a future

where background checks become a thing

of the past

by giving employees ownership over their

work history documentation

employees themselves can easily share

verifiable information with anyone

remove the need for background checks or

references as we continue to grow

we aim to bring this technology to other

verticals so that one day all documents

can be securely and privately stored

shared and verified digitally in a world

that is increasingly

removing our privacy and control of

information we are that trend

by democratizing document ownership and

control

with your support we can speed this

process up and change the world

one document at a time

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.